Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kvlegal.com

June 12, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
The Chosen, LLC
Amendment No. 4 to Offering Statement on Form 1-A
Filed June 12, 2018
File No. 02410814

Dear Ms. Bednarowski and Ms. Parker:

This letter is submitted on behalf of The Chosen, LLC, a Utah limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated June 8, 2018 with respect to the Issuer’s third amendment, filed with the Commission on May 25, 2018 (the “Third Amendment”), to its Offering Statement on Form 1-A (File No. 02410814), filed with the Commission on March 8, 2018 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the fourth amendment to the Offering Statement (the “Fourth Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Fourth Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Fourth Amendment, along with two redlines marked against the Third Amendment. All page references within the Issuer’s responses are to pages of the clean copy of the Fourth Amendment.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
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www.kv-legal.com

General

1.
We note your response to our prior comment 1 that "the VidAngel solicitation page has been updated with the URL that links to [your] SEC filings page, which includes the most recent amendment to [your] Form 1-A." However, the VidAngel solicitation page, located at https://www.vidangel.com/TheChosen, continues to include a link directly to your initial offering statement. The link provided on the VidAngel solicitation page is https://www.sec. gov/Archives/edgar/data/1733443/000165495418002281/chosen_1-a.htm. Update the solicitation of interest on VidAngel's website to link to the most recent amendment of your Form 1-A.

Issuer’s Response:

The Issuer apologizes for any confusion with regard to the link on its VidAngel Solicitation of Interest page.  The VidAngel team has assured the Issuer that the link has been updated to: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001733443  so that visitors to the solicitation page will be able to retrieve the most recent preliminary offering circular for the offering.  Further, the VidAngel team has indicated that it previously updated the link from the initial offering statement, and has previously provided links to the Issuer and its counsel showing the same.  However, when accessing the solicitation page from a search or without a provided link, Issuer’s counsel has had problems with accessing a cached solicitation of interest page, reflecting the old initial offering statement link, rather than an updated solicitation page with the new link.  Upon instruction from the VidAngel team, we performed a “hard refresh” and are now viewing the updated solicitation page containing the link referenced above.  Further, the VidAngel team has assured us that the technical issues causing the old cached page reflecting the old link to be accessed instead of the updated page with the new link have been addressed, such that investors will not be required to “hard refresh” the page in order to see the most recent version.

2.
We note your response to our prior comment 2 and your revised offer structure. Please confirm that investors will be informed how many bonus units they would actually receive, if any, and could then decide whether or not to invest in the offering. In this regard, we note that the bonus units will be issued on a “first-come, first served, basis” and that “[o]nce [you] have issued 900,000 bonus Units, [you] will not issue any additional bonus Units in this offering.” To the extent that any investor would otherwise be eligible to receive bonus units but for the fact that you had already issued all 900,000 bonus units, please confirm that you will inform these investors that they will not receive the full amount of bonus units, or any, and confirm that they will be given the opportunity to decide whether or not to invest in the offering.

In addition, refer to Note (a) to the Securities Act Rule 251(a) for purposes of computing the aggregate offering price. Note that in this context, the value of the bonus shares will equal your $1 per share offering price. Revise Item 4 of Part I of your Form 1-A accordingly.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 2, 13 and 26 and Item 4 of Part I of the Fourth Amendment.

Risk Factors
Fee Shifting, page 6

3.
We note your response to our prior comment 5. Revise your disclosure in this section and on page 26 to clarify whether the fee-shifting provision applies to claims brought by members and former members against directors, officers, former directors and former officers related to their roles as directors and officers of the company. Similarly, clarify whether the exclusive forum provision applies to claims brought by members and former members against former directors and former officers that are related to such individuals' roles as officers and directors of the company.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 6 and 26 of the Fourth Amendment.

Dilution, page 12

4.
Please revise to include the effective price per share which also takes into account the 900,000 Units to be issued as bonus Units.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 12 of the Fourth Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,
/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

CC
Derral Eves (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Kaitlin L. Cannavo, Esq. (via electronic mail)